Exhibit 12.1

Statement re Computation of Ratios

IFRS (in millions of USD)	Three months ended		Year ended
	Mar. 31, 2014	Mar. 31, 2013	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec 31, 2009

Fixed Charges(1)	48.2	46.9	193.3	159.0	177.2	143.3	149.9

Pre-tax income from continuing operations before income (loss) from equity investees	–10.6	100.5	–608.9	154.2	33.5	–41.5	–385.6
Excluding variance on derivative
Fixed Charges	48.2	46.9	193.3	159.0	177.2	143.3	149.9

Earnings	37.6	147.4	–415.6	313.2	210.7	101.8	–235.7

Ratio of Earnings to Fixed Charges	0.8	3.1	–2.2	2.0	1.2	0.7	–1.6

Note:

(1)	“Fixed Charges” corresponds to the line item “Expenses related to financial debt” in our consolidated statement of operations.